SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                          Alfa Laval Special Finance AB
                         (Commission File No. 333-13690)

                (Translation of Registrants' Names Into English)

                                Rudeboksvagen 1,
                                      Lund,
                                     Sweden

                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F X     Form 40-F
                                    ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________________.

[Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________________.

[Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.]

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes     No X
                                   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Enclosure: -Fourth quarter and full year 2004 report of Alfa Laval AB (publ).

                                             [ALFA LAVAL LOGO] [GRAPHIC OMITTED]

Alfa Laval AB (publ)
Fourth quarter and full year 2004


"During the fourth quarter the order intake increased by five percent, excluding exchange rate variations, compared with the strong fourth quarter 2003.

For the full year 2004 the order intake increased by 15 percent, an unusually strong increase for Alfa Laval. During the first half of 2004 growth was prioritised, while profitability has been emphasized during the second half.

The operating result as well as the operating margin were on the same level as the fourth quarter 2003, in spite of adverse exchange rate variations of close to SEK 100 million."

                                    Lars Renstrom, President and CEO, Alfa Laval

Summary of the fourth quarter 2004:

     - Order intake increased to SEK 3,771 (3,750) million, meaning an increase by 4.7 percent excluding exchange rate variations.

     - Net sales increased to SEK 4,166 (4,086) million, meaning an increase by 5.8 percent excluding exchange rate variations.

     - Adjusted EBITA increased to SEK 466 (463) million, including adverse foreign exchange effects of SEK 98 million.

     -    Adjusted EBITA-margin was 11.2 (11.3) percent.

     -    Result after financial items increased to SEK 303 (275) million.

     -    Cash flow from operating activities was SEK 302 (629) million.

Summary of the full year 2004:

     - Order intake increased to SEK 15,740 (14,145) million, meaning an increase by 15.2 percent excluding exchange rate variations.

     - Net sales increased to SEK 14,986 (13,909) million, meaning an increased by 11.7 percent excluding exchange rate variations.

     - Adjusted EBITA increased to SEK 1,695 (1,627) million, including adverse foreign exchange effects of SEK 322 million.

     -    Adjusted EBITA-margin was 11.3 (11.7) percent.

     -    Result after financial items increased to SEK 1,070 (817) million.

     -    Result after tax was SEK 603 (646) million.

     -    Earnings per share were SEK 5.40 (5.78).

     -    Cash flow from operating activities was SEK 1,118 (1,654) million.

     - The Board of Directors will propose a dividend of SEK 4.75 (4.00) per share at the shareholders' meeting.

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                     Page 2 (18)



Outlook for the near future

"In most of the markets that Alfa Laval serves the demand is expected to be on the same high level as during 2004.

Alfa Laval also believes that the current high price level for some raw materials will remain, at least short term."


The fourth quarter and full year report has been issued on February 14, 2005 by the Board of Directors.

----------------------------------------------------------------------------------------------
SEK millions, unless                    Oct 1 -     Oct 1 -
otherwise stated                        Dec 31      Dec 31
                                         2004        2003        2004       2003        2002
----------------------------------------------------------------------------------------------
Order intake                             3,771       3,750      15,740     14,145      14,675
----------------------------------------------------------------------------------------------
Net sales                                4,166       4,086      14,986     13,909      14,595
----------------------------------------------------------------------------------------------
Adjusted EBITDA 1)                         536         539       1,956      1,920       2,087
----------------------------------------------------------------------------------------------
Adjusted EBITA 2)                          466         463       1,695      1,627       1,755
----------------------------------------------------------------------------------------------
Adjusted EBITA 2)- margin                11.2%       11.3%       11.3%      11.7%       12.0%
----------------------------------------------------------------------------------------------
Result after financial items               303         275       1,070        817         372
----------------------------------------------------------------------------------------------
Return on capital employed 3)                                    24.3%      21.3%       20.2%
----------------------------------------------------------------------------------------------
Return on equity capital 3)                                      12.1%      13.2%        2.7%
----------------------------------------------------------------------------------------------
Solidity                                                         35.7%      33.3%       29.2%
----------------------------------------------------------------------------------------------
Debt ratio, times                                                 0.38       0.49        0.78
----------------------------------------------------------------------------------------------
Cash flow from operations                  302         629       1,118      1,654       1,924
----------------------------------------------------------------------------------------------
Investments                                171         136         388        259         277
----------------------------------------------------------------------------------------------
No. of employees 4)                                              9,527      9,358       9,125
----------------------------------------------------------------------------------------------


1) Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."
2) Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items.
3) Calculated on a 12 months' revolving basis. The new issue of shares in May 2002 has changed the basis for the calculation of return on equity capital, which has affected the comparison figure.
4)     Number of employees at the end of the period.


Lund, February 14, 2005,


The Board of Directors
Alfa Laval AB (publ)


----------------------------------------------------------------------------------------------------------
Alfa Laval AB (publ)             Visiting address:              For more information, please contact:
PO Box 73                        Rudeboksvagen 1                Mikael Sjoblom, Investor Relations Manager
SE-221 00 Lund                   Phone: + 46 46 36 65 00        Phone: +46 46 36 74 82,
Sweden                           Website: www.alfalaval.com     Mobile: +46 709 78 74 82,
Corporate registration                                          E-mail: mikael.sjoblom@alfalaval.com
number: 556587-8054

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                     Page 3 (18)

Management's discussion and analysis


Orders received

Orders received amounted to SEK 3,770.6 (3,750.4) million for the fourth quarter. Excluding exchange rate variations, the order intake for the Group was
4.7 percent higher than the fourth quarter last year. The increase is lower than during the previous quarters in 2004 since the fourth quarter 2003 was very strong.

Orders received amounted to SEK 15,740.0 (14,145.3) million during 2004. Excluding exchange rate variations, the order intake for the Group was 15.2 percent higher than last year.

Orders received from the after market "Parts & Service" has continued to develop positively during 2004 and increased by 7.3 percent compared to last year excluding exchange rate variations. Its relative share of the Group's total orders received decreased to 24.3 (26.1) percent due to the large increase in capital sales.

Order backlog

The order backlog at December 31, 2004 was SEK 4,763.4 (4,021.1) million. Excluding exchange rate variations, the order backlog was 23.0 percent higher than the order backlog at the end of 2003.

Net sales

Net sales of the Alfa Laval Group amounted to SEK 4,166.1 (4,086.3) million for the fourth quarter of this year. Excluding exchange rate variations, the invoicing was 5.8 percent higher than the fourth quarter last year. The increase is lower than during the previous quarters in 2004 since the fourth quarter 2003 was very strong.

Net sales of the Alfa Laval Group amounted to SEK 14,985.8 (13,909.3) million during 2004. Excluding exchange rate variations, the invoicing was 11.7 percent higher than last year.

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                     Page 4 (18)


Comments on the Income Statement

As a basis for comments on the various main items of the income statement, please find a comparison between October - December for 2004 and 2003 and January - December for 2004 and 2003:

Income statement analysis

                                          Oct 1 -       Oct 1 -        Jan 1 -        Jan 1 -
                                          Dec 31        Dec 31         Dec 31         Dec 31
SEK millions                               2004          2003           2004          2003
-----------------------------------------------------------------------------------------------

Net sales                                  4,166.1        4,086.3      14,985.8       13,909.3

Adjusted gross profit                      1,392.4        1,385.0       5,342.2        5,235.8
- in % of net sales                           33.4           33.9          35.6           37.6

Expenses *                                  -856.4         -846.5      -3,386.2       -3,315.7
- in % of net sales                           20.6           20.7          22.6           23.8

Adjusted EBITDA                              536.0          538.5       1,956.0        1,920.1
- in % of net sales                           12.9           13.2          13.1           13.8

Depreciation                                 -70.0          -75.5        -260.9         -293.1

Adjusted EBITA                               466.0          463.0       1,695.1        1,627.0
- in % of net sales                           11.2           11.3          11.3           11.7

Amortisation of goodwill **                 -119.4         -124.5        -484.9         -494.1

Comparison distortion items                    2.7            2.0          36.7            5.6
                                    -----------------------------------------------------------

EBIT                                         349.3          340.5       1,246.9        1,138.5
-----------------------------------------------------------------------------------------------

*   Excluding comparison distortion items
** Including amortisation of step-up values

The year generated a gross profit of SEK 5,048.8 (4,933.0) million. Excluding the amortisation of SEK 293.4 (302.8) million on step-up values, the adjusted gross profit is SEK 5,342.2 (5,235.8) million. This corresponds to 35.6 (37.6) percent of net sales.

Sales and administration expenses amounted to SEK 3,061.9 (3,115.9) million. Excluding exchange rate variations and the acquisition of bioKinetics, sales and administration expenses were 3.1 percent higher than last year, which is considerably less than the increase in sales volume.

The costs for research and development have amounted to SEK 403.9 (368.1) million, corresponding to 2.7 (2.6) percent of net sales. This represents an increase by SEK 35.8 million or 9.7 percent between 2004 and 2003.

Adjusted EBITDA amounted to SEK 1,956.0 (1,920.1) million for the year. The adjusted EBITA amounted to SEK 1,695.1 (1,627.0) million. The adjusted EBITA margin was 11.3 (11.7) percent. The adjusted result after tax, excluding amortisation of goodwill and step-up values and the corresponding tax, is SEK
8.67 (9.34) per share.

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                     Page 5 (18)


The result has been affected by comparison distortion items of SEK 36.7 (5.6) million. In the income statement these are reported gross as a part of other operating income and other operating costs, see specification on page 15. During September 2004 the property in Kenosha, USA, has been divested for SEK 45.3 million with a realised loss of SEK -1.7 million. On July 7, 2004, the property in Madrid, Spain, was divested for SEK 265.1 million with a realised gain of SEK
47.5 million. The divestment of the Tri-Lad operations in Canada has generated a loss of SEK -15.0 million. The sale of some minor properties in Brazil and India has resulted in a realised gain of SEK 6.4 million whereas the sale of a minor property in Denmark has resulted in a realised loss of SEK -0.5 million. On February 26, 2003 the property in Newmarket, Canada was sold for SEK 20.0 million, with a realised gain of SEK 3.6 million. In connection with the construction of a new headquarter building in Lund a piece of land was sold to the new landlord for SEK 3.8 million with a realised gain of SEK 2.0 million.

Divisional reporting

Equipment division

The Equipment division consists of six customer segments: Comfort & Refrigeration, Fluids & Utility Equipment, Marine & Diesel, OEM (Original Equipment Manufacturers), Sanitary Equipment and the aftermarket segment Parts & Service.

                              Oct 1-       Oct 1-       Jan 1-       Jan 1-
                              Dec 31       Dec 31       Dec 31       Dec 31
SEK millions                   2004         2003         2004         2003
-----------------------------------------------------------------------------
Orders received               2,196.5      2,054.8      8,862.3      8,069.9
Order backlog *                                         2,097.3      1,598.9
Net sales                     2,164.2      2,090.7      8,250.4      7,841.8
Operating income                230.1        288.6      1,002.4      1,022.6
-----------------------------------------------------------------------------

* At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 13.2 percent and net sales increased by 8.6 percent during 2004 compared to last year.

All segments served by the Equipment division have developed strongly. The most significant growth is found within the "Marine & Diesel" and "OEM" segments.

Operating income (excluding comparison distortion items)

The slight reduction in operating income during 2004 compared to last year is explained by a lower gross margin mainly due to adverse foreign exchange effects and partly to price pressure and raw material cost development. These adverse effects were almost entirely compensated by the increase in sales volume.

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                     Page 6 (18)


Process Technology division

The Process Technology division consists of five customer segments: Energy & Environment, Food Technology, Life Science, Process Industry and the aftermarket segment Parts & Service.

                              Oct 1-       Oct 1-       Jan 1-       Jan 1-
                              Dec 31       Dec 31       Dec 31       Dec 31
SEK millions                   2004         2003         2004         2003
-----------------------------------------------------------------------------
Orders received               1,560.4      1,678.5      6,818.0      5,990.6
Order backlog *                                         2,640.6      2,398.0
Net sales                     1,981.0      1,975.9      6,683.3      5,993.6
Operating income                189.3        102.9        540.8        363.3
-----------------------------------------------------------------------------

* At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 18.5 percent and net sales increased by 16.2 percent during 2004 compared to last year. Excluding the acquisition of bioKinetics, the corresponding figures are 16.9 percent and 13.8 percent.

All segments in the Process Technology division have reported a large increase in orders received compared to 2003. The increase affects almost all the applications the division is working within. The growth has been largest within the "Process Industry" and "Energy & Environment" segments.

Operating income (excluding comparison distortion items)

The operating income increased substantially during 2004 compared to last year due to a large growth in sales and improved performance on contract orders. The increase was partly offset by adverse foreign exchange effects and increased R&D costs.

Operations division and Other

Operations are responsible for procurement, production and logistics. Other is referring to corporate overhead and non-core businesses.

Operations and other division

                               Oct 1-      Oct 1-        Jan 1-       Jan 1-
                               Dec 31      Dec 31        Dec 31       Dec 31
SEK millions                    2004        2003          2004         2003
------------------------------------------------------------------------------
Orders received                  13.7         17.1          59.7         84.8
Order backlog *                                             25.5         24.2
Net sales                        20.9         19.7          52.1         73.9
Operating income                -72.8        -53.0        -333.0       -253.0
------------------------------------------------------------------------------

* At the end of the period.

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                     Page 7 (18)


Reporting by geographical markets

The Group's secondary segments are geographical markets. All comments are after considering exchange rate variations.

Orders received

Orders received increased in all regions during 2004 compared to last year. The increase was largest in Latin America and Asia followed by Western Europe, North America and the Nordic countries.

Order received

-----------------------------------------------------------------------------------------------
Consolidated                          Oct 1-          Oct 1-          Jan 1 -          Jan 1 -
                                      Dec 31          Dec 31           Dec 31          Dec 31
SEK millions                           2004            2003             2004            2003
-----------------------------------------------------------------------------------------------
Customers in
  Sweden                               224.3            220.0           884.0            887.3
  Other EU                           1,382.2          1,324.0         5,804.4          5,143.3
  Other Europe                         339.6            351.2         1,280.7          1,234.5
  USA                                  513.4            559.6         2,136.5          2,095.3
  Other North America                   58.6             99.2           334.1            326.7
  Latin America                        245.0            136.4           689.8            560.8
  Africa                                54.9             61.8           167.9            177.7
  Asia                                 892.6            931.1         4,164.5          3,463.2
  Oceania                               60.0             67.1           278.1            256.5
                            -------------------------------------------------------------------
Total                                3,770.6          3,750.4        15,740.0         14,145.3
-----------------------------------------------------------------------------------------------

Net sales

The invoicing increased in all regions except Africa during 2004 compared to last year. The most substantial increases are found in Asia followed by Western Europe, Latin America and North America.

Net sales

-----------------------------------------------------------------------------------------------
Consolidated                          Oct 1-          Oct 1-          Jan 1 -          Jan 1 -
                                      Dec 31          Dec 31           Dec 31          Dec 31
SEK millions                           2004            2003             2004            2003
-----------------------------------------------------------------------------------------------
Customers in
  Sweden                               272.2            269.4           887.6            893.2
  Other EU                           1,593.3          1,434.3         5,706.5          5,186.4
  Other Europe                         325.3            375.1         1,196.5          1,118.7
  USA                                  545.9            700.7         2,197.4          2,159.0
  Other North America                   76.4             92.4           296.2            315.0
  Latin America                        190.4            154.3           583.9            553.6
  Africa                                59.7             74.2           177.3            182.7
  Asia                               1,005.3            905.8         3,619.9          3,242.6
  Oceania                               97.6             80.1           320.5            258.1
                            -------------------------------------------------------------------
Total                                4,166.1          4,086.3        14,985.8         13,909.3
-----------------------------------------------------------------------------------------------

The values for the "Other EU" and "Other Europe" regions have been adjusted for all periods in order to reflect the extension of the European Union on May 1, 2004 with 10 new membership countries: Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovak Republic and Slovenia.

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                     Page 8 (18)



Consolidated financial result and net income

The financial net has amounted to SEK -187.4 (-259.5) million, excluding realised and unrealised exchange rate losses and gains. The main elements of costs were interest on debt to the banking syndicate of SEK -38.0 (-115.6) million, interest on the bond loan of SEK -127.5 (-132.0) million and a net of dividends and other interest income and interest costs of SEK -21.9 (-11.9) million. The decrease in interests to the banking syndicate between 2004 and 2003 is due to the large amortisation during 2004 and the cancellation in September 2003 of the previous interest rate swaps that were requested by the first banking syndicate.

The net of realised and unrealised exchange rate differences amounts to SEK 10.6 (-61.6) million, out of which SEK 7.4 (-20.5) million in the fourth quarter.

The result after financial items was SEK 1,070.1 (817.4) million.

Income taxes were SEK -391.9 (-110.2) million. The difference between 2004 and 2003 is primarily due to utilisation of loss carry forwards during 2003.

The parent company's result after financial items was SEK -2.6 (0.7) million, out of which net interests were SEK 2.8 (6.0) million, realised and unrealised exchange rate gains and losses SEK - (-0.1) million and fees to the Board and other administration costs the remaining SEK -5.4 (-5.2) million. Appropriation to tax allocation reserve has been made with SEK -80.4 (-) million. Income taxes amount to SEK -67.6 (-) million. Tax on received Group contribution was SEK 95.3 (171.8) million and deferred tax on unused tax losses SEK -4.5 (4.5) million. Net income for the year was SEK -59.8 (177.0) million.

Asbestos-related lawsuits in the United States

Alfa Laval's subsidiary in the United States, Alfa Laval Inc., was as of December 31, 2004, named as co-defendant in a total of 175 asbestos-related lawsuits with a total of approximately 13,800 plaintiffs.

Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

During the fourth quarter 2004, Alfa Laval Inc. was named as co-defendant in an additional 29 lawsuits with a total of approximately 50 plaintiffs. During the fourth quarter 2004, 12 lawsuits involving approximately 680 plaintiffs have been resolved. Alfa Laval Inc. has in addition been dismissed from the proceedings in respect of 840 plaintiffs in ongoing multiple plaintiffs lawsuits.

Furthermore, the claims of approximately 5,700 plaintiffs pending against Alfa Laval Inc. in Mississippi were, during the fourth quarter 2004, transferred to a federal court in Pennsylvania responsible for asbestos matters. The transferred claims are in addition to the claims of 522 plaintiffs, which were previously transferred to the same federal court. The court will administratively treat these claims as inactive unless the plaintiffs are able to demonstrate that they have been injured by asbestos. Alfa Laval will treat these claims as effectively dismissed, although it cannot be ruled out that one or more of the claims might be reinstated.

Alfa Laval Inc. has insurance coverage for the asbestos-related claims under a large number of insurance policies issued by several insurance companies. Primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of defence costs. Most of these insurance carriers have confirmed that they will, taken together, provide coverage for a substantial majority of the costs arising from the claims. Alfa

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                     Page 9 (18)


Laval is in the process of negotiating settlement agreements with certain of its insurance carriers. These negotiations primarily relates to the extent of coverage and/or the documentation concerning the existence of certain insurance policies.

Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

Cash flow

Cash flow from operating and investing activities was SEK 1,239.1 (1,196.1) million during 2004, out of which divestments generated cash of SEK 371.5 (40.1) million.

Working capital increased by SEK 554.5 (25.7) million during 2004.

Investments in property, plant and equipment amounted to SEK 387.5 (258.5) million during 2004. Out of this, acquired product concessions were SEK 36.6 million. Depreciation, excluding allocated step-up values, amounted to SEK 260.9 (293.1) million during the year.

Cash and bank

The Group's cash and bank amounted to SEK 414.8 (554.6) million. The item cash and bank in the balance sheet and in the cash-flow statement is mainly relating to bank deposits.

Borrowings and net debt

Debt table
-------------------------------------------------------------------------
Consolidated
SEK in millions                             2004             2003
-------------------------------------------------------------------------

Credit institutions                             1,502.1          2,530.7
Bond loan                                       1,044.4          1,064.8

Capitalised financial leases                        4.2             13.6
Interest-bearing pension liabilities                4.8              5.2
                                          -------------------------------

Total debt                                      2,555.5          3,614.3

Cash, bank and current deposits                   672.0          1,213.2
                                          -------------------------------

Net debt                                        1,883.5          2,401.1
-------------------------------------------------------------------------

Cash, bank and current deposits include bank and other deposits in the publicly listed subsidiary Alfa Laval (India) Ltd of SEK 112.0 (108.8) million. The company is not a wholly owned subsidiary of the Alfa Laval Group. It is owned to
64.1 percent.

Since April 15, 2004 Alfa Laval has a new senior credit facility with a banking syndicate. The new multi currency revolving credit facility is USD 325 million and EUR 150 million, corresponding to SEK 3,492.2 million. At December 31, 2004, SEK 1,286.1 million of the facility are utilised. During the fourth quarter SEK
87.5 million were amortised. The new facility provides increased flexibility, improved terms and extended security of funding. The maturity of this facility is five years.

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                    Page 10 (18)


During 2004, Alfa Laval has re-purchased bonds at the prevailing market rate for a total face value of SEK 11.4 (50.6) million. The difference between the higher market value and the face value was SEK 1.8 (9.7) million, which has been reported as an interest cost. The bond loan accrues interest at 12.125 percent, which is considerably more than the Group's current cost for other external financing. Alfa Laval intends to redeem the outstanding bonds on November 15, 2005.

Ownership and legal structure

Alfa Laval AB (publ) is the parent company of the Alfa Laval Group.

The company had 11,758 (7,254) shareholders on December 31, 2004. The two largest owners are Tetra Laval and Industri Kapital, where 17.7 (17.7) percent are owned by Tetra Laval B.V., the Netherlands and 8.5 (17.9) percent are owned by the partnerships that are controlled by Industri Kapital 2000 Ltd, United Kingdom. At the beginning of May 2004 Industri Kapital decreased the holding in Alfa Laval from 17.9 percent to 8.5 percent. Next to the two largest owners there are eight institutional investors with ownership in the range of 7.4 to
1.9 percent. These ten largest owners own 54.6 (60.1) percent of the shares.

Acquisitions and disposals

On October 2, 2003, Alfa Laval acquired the Life Science division, bioKinetics, from Kinetics Group Inc. in the US for SEK 215 million. Alfa Laval made public in December 2003 that the company had decided to initiate new negotiations with the former owner of bioKinetics Inc. This decision was based on the fact that Alfa Laval suspected irregularities in the accounting of certain customer projects in the acquired US-company. The parties were originally unable to resolve the matter, leading Alfa Laval to file a lawsuit against the former owner Kinetics Group Inc and certain individuals. On July 2, 2004 Alfa Laval announced that a settlement agreement had been reached between the parties. The terms of the agreement are confidential. Out of the difference between the purchase price paid and the net assets acquired SEK 23.8 million has been allocated to patents and un-patented know-how, while the residual SEK 84.3 million has been allocated to goodwill. The goodwill is amortised over 10 years.

On December 5, 2003 an asset purchase agreement was signed between the subsidiary Tri-Lad Inc in Canada and local management of the company whereby all non-financial assets were sold to local management. The closing date was January 30, 2004. Tri-Lad Inc is selling equipment to the oil & gas industry and was a non-core activity within Alfa Laval. It had been up for sale since several years. The Tri-Lad property was sold effective on May 12, 2004. The divestment of the Tri-Lad operations has generated a loss of SEK -15.0 million.

During September 2004 the property in Kenosha, USA, has been divested for SEK
45.3 million with a realised loss of SEK -1.7 million. On July 7, 2004, the property in Madrid, Spain, was divested for SEK 265.1 million with a realised gain of SEK 47.5 million. The sale of some minor properties in Brazil and India has resulted in a realised gain of SEK 6.4 million whereas the sale of a minor property in Denmark has resulted in a realised loss of SEK -0.5 million.

Accounting principles

The same accounting principles and accounting estimates have been applied in the report for the fourth quarter and full year 2004 as for the annual report for 2003, except

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                    Page 11 (18)


that comparison distortion items are now reported included in each line in the income statement and specified in a separate note.

Implementation of IFRS during 2005

In 2005 Alfa Laval will change to accounting according to IFRS (International Financial Reporting Standards). Since all IAS rules except IAS 39 have already been implemented at December 31, 2004, the transfer to IFRS will only affect the following areas.

As of January 1, 2005 the goodwill will not be depreciated any longer but instead be tested for impairment. Minority interests have earlier been reported under a separate heading next to equity, but shall now be reported as a separate item within equity. Since IAS 39 will be implemented first in 2005 it only has an effect on the opening balance for 2005 and not in the income statement for 2004. The effect is relating to fair value adjustments of financial derivatives, bonds and non-listed external shares.

If IFRS had been implemented already in 2004 it would have had the following effects on the consolidated income statement and equity.

IMPACT ON INCOME IF IFRS HAD BEEN IMPLEMENTED IN 2004
Amounts in SEK millions

----------------------------------------------------------------------------------------
Income statement
                                              Adjusted      Operating
Consolidated                                    EBITA         income         Net income
----------------------------------------------------------------------------------------
Income statement 2004                          1,695.1        1,246.9             603.2
Adjustments for:
Depreciation of goodwill                             -          191.5             191.5
Minority share in subsidiaries' income               -              -              45.4
                                           ---------------------------------------------
Adjusted income for 2004                       1,695.1        1,438.4             840.1
----------------------------------------------------------------------------------------

Adjusted earnings per share (SEK) *                                                7.12

* After deduction for the minority share in net income

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                    Page 12 (18)


IMPACT ON EQUITY IF IFRS HAD BEEN IMPLEMENTED IN 2004
Amounts in SEK millions
--------------------------------------------------------------------------------
Equity

Consolidated                                                         Equity
-------------------------------------------------------------------------------
Equity at December 31, 2003                                            4,897.0
Adjustments for:
Minority interests                                                       104.2
                                                            -------------------
Equity at January 1, 2004 according to IFRS                            5,001.2

Equity at December 31, 2004                                            4,967.0
Adjustments for:
Depreciation of goodwill                                                 191.5
Minority interests                                                       119.2
                                                            -------------------
Equity at December 31, 2004 according to IFRS                          5,277.7
Adjustments for:
Financial instruments                                                    159.3
                                                            -------------------
Equity at January 1, 2005 according to IFRS                            5,437.0
-------------------------------------------------------------------------------

Proposed disposition of earnings

The proposed dispositions of earnings for the subsidiaries suggest transfers to restricted equity capital of SEK 52.4 (54.3) million. After deduction for this, the consolidated net available for distribution is thus SEK 970.7 (836.9) million. Within the parent company the unrestricted funds are SEK 807.5 (1,069.0) million.

The Board of Directors propose a dividend of SEK 4.75 (4.00) per share corresponding to SEK 530.4 (446.7) million and that the remaining income available for distribution in Alfa Laval AB (publ) of SEK 277.1 (622.3) million be carried forward.

Financial Reports during 2005

Alfa Laval will publish interim reports during 2005 at the following dates:

Interim report for the first quarter                April 27
Interim report for the second quarter               July 21
Interim report for the third quarter                October 25

Events after the balance sheet date

The balance sheets and the income statements will be adopted at the Annual General Meeting of shareholders on April 27, 2005.

Annual General Meeting

The Annual General Meeting will be held on Wednesday, April 27, at 4 pm at Star Hotel in Lund.

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                    Page 13 (18)



Annual Report 2004

The Annual Report for 2004 is estimated to be published and distributed to shareholders that have asked for a copy during week 13. The Annual Report will also be available on www.alfalaval.com.

New dividend policy

The Board of Directors intends to recommend regular dividends that reflect the performance, the financial position, the funding arrangements and expected capital needs of the Alfa Laval Group. Considering the cash generating capacity of the Group a dividend of 40 - 50 percent of net income, adjusted for step-up depreciations, calculated over a business cycle is targeted.

Review of the financial goals

The Board of Directors has reviewed the Group's financial goals. Both the growth goal (five percent per year on average over a business cycle) and the return goal (20 percent return on capital employed) are kept. The margin goal is adjusted to 10 - 13 percent, based on the fact that the foreign exchange rates have changed substantially since the old goal was set some years ago. This new margin target is in effect more ambitious considering fx variations.

Review report

We have reviewed this fourth quarter and full year 2004 report on an overall basis according to the statement issued by the Swedish Federation of Authorised Public Accountants "FAR". An overall review is considerably limited compared to an audit. Nothing has come to our attention that would indicate that the fourth quarter and full year 2004 report does not fulfil the requirements of the Stock Exchange and Swedish Annual Report's Acts.

Ingvar Ganestam                             Kerstin Mouchard
Authorised Public Accountant                Authorised Public Accountant

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                    Page 14 (18)


CONSOLIDATED CASH-FLOW STATEMENTS

                                                               Jan 1 -       Jan 1 -
                                                               Dec 31         Dec 31
Amounts in SEK millions                                         2004           2003
---------------------------------------------------------------------------------------
Cash flow from operating activities
Operating income                                               1,246.9         1,138.5
Adjustment for depreciation                                      745.8           787.2
Adjustment for other non-cash items                               15.4            22.1
                                                         ------------------------------
                                                               2,008.1         1,947.8

Taxes paid                                                      -335.6          -268.6

Cash flow from operations before working capital               1,672.5         1,679.2

Changes in working capital:
      (Increase)/decrease of current receivables                -389.4           -25.4
      (Increase)/decrease of inventories                        -297.0           -17.2
      Increase/(decrease) of liabilities                         131.9            16.9
                                                         ------------------------------
                                                                -554.5           -25.7

                                                         ------------------------------
Cash flow from operating activities                            1,118.0         1,653.5
                                                         ==============================

Cash flow from investing activities
Investments in fixed assets                                     -387.5          -258.5
Divestment of fixed assets                                       361.5            40.1
Additional purchase price                                         -9.4            -7.6
Acquisition of businesses                                          0.0          -281.9
Reduction of purchase price                                       61.2             0.0
Divestment of businesses                                          10.0             0.0
Provisions                                                        85.3            50.5
                                                         ------------------------------
Cash flow from investing activities                              121.1          -457.4
                                                         ==============================

Cash flow from financing activities
Financial net, paid                                             -201.4          -231.1
New issue of shares                                                0.0             0.0
Dividends                                                       -446.7          -223.3
(Increase)/decrease of other financial assets                    472.4          -256.9
Capitalised financing costs, acquisition loans                    -7.3             0.0
Increase/(decrease) of liabilities to credit institutions     -1,170.2          -455.9
                                                         ------------------------------
Cash flow from financing activities                           -1,353.2        -1,167.2
                                                         ==============================

Net increase (decrease) in cash and bank                        -114.1            28.9

Cash and bank at the beginning of the year                       554.6           605.9
Translation difference in cash and bank                          -25.7           -80.2

Cash and bank at the end of the period                           414.8           554.6
                                                         ------------------------------

Free cash flow per share (SEK) *                                 11.10           10.71

Average number of shares                                   111,671,993     111,671,993

* Free cash flow is the sum of cash flows from operating and investing activities.

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                    Page 15 (18)



CONSOLIDATED INCOME STATEMENT

                                                Oct 1 -      Oct 1 -        Jan 1 -       Jan 1 -
                                                Dec 31        Dec 31        Dec 31         Dec 31
Amounts in SEK millions                          2004          2003          2004           2003
---------------------------------------------------------------------------------------------------
Net sales                                       4,166.1       4,086.3       14,985.8      13,909.3
Cost of goods sold                             -2,845.1      -2,775.7       -9,937.0      -8,976.3
                                          ---------------------------------------------------------
Gross profit                                    1,321.0       1,310.6        5,048.8       4,933.0
---------------------------------------------------------------------------------------------------
Sales costs                                      -485.3        -620.0       -2,132.4      -2,245.8
Administration costs                             -249.0        -224.7         -929.5        -870.1
Research and development costs                   -115.9        -100.6         -403.9        -368.1
Other operating income *                          113.0          77.0          325.2         248.0
Other operating costs *                          -186.5         -51.7         -469.8        -367.2
Amortisation of goodwill                          -48.0         -50.1         -191.5        -191.3
                                          ---------------------------------------------------------
Operating income                                  349.3         340.5        1,246.9       1,138.5
---------------------------------------------------------------------------------------------------
Dividends                                           0.8           4.5            3.1           6.9
Interest income                                    65.0           8.5          166.4         267.5
Interest expense                                 -112.0         -78.4         -346.3        -595.5
                                          ---------------------------------------------------------
Result after financial items                      303.1         275.1        1,070.1         817.4
---------------------------------------------------------------------------------------------------
Minority share in subsidiaries' income            -13.3         -10.7          -45.4         -41.6
Taxes on this year's result                      -117.8         -26.6         -391.9        -110.2
Other taxes                                        -8.9          -4.8          -29.6         -19.8
                                          ---------------------------------------------------------
Net income for the year                           163.1         233.0          603.2         645.8
---------------------------------------------------------------------------------------------------

Earnings per share (SEK)                           1.46          2.09           5.40          5.78


Average number of shares                    111,671,993   111,671,993    111,671,993   111,671,993

* The line has been affected by comparison distortion items, see separate specification below.


Comparison distortion items

                                      Oct 1 -        Oct 1 -        Jan 1 -        Jan 1 -
                                      Dec 31         Dec 31         Dec 31         Dec 31
Amounts in SEK millions                2004           2003           2004           2003
------------------------------------------------------------------------------------------
Operational
Other operating income                  110.0          75.0          271.3          242.4
Comparison distortion income              3.0           2.0           53.9            5.6
                                  --------------------------------------------------------
Total other operating income            113.0          77.0          325.2          248.0

Other operating costs                  -186.2         -51.7         -452.6         -367.2
Comparison distortion costs              -0.3             -          -17.2              -
                                  --------------------------------------------------------
Total other operating costs            -186.5         -51.7         -469.8         -367.2
------------------------------------------------------------------------------------------

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                    Page 16 (18)

In order to illustrate the quarterly development, the income statement analysis is shown also for the last ten quarters:

Income statement analysis

                                                2004                                   2003                        2002
SEK millions                        Q4      Q3        Q2        Q1       Q4        Q3        Q2       Q1       Q4        Q3
--------------------------------------------------------------------------------------------------------------------------------

Net sales                         4,166.1  3,837.5   3,798.3   3,183.9  4,086.3   3,426.3   3,402.0 2,994.7   4,175.1   3,503.7

Adjusted gross profit             1,392.4  1,348.7   1,357.9   1,243.2  1,385.0   1,318.9   1,334.5 1,197.4   1,539.1   1,394.7
- in % of net sales                  33.4     35.1      35.8      39.0     33.9      38.5      39.2    40.0      36.9      39.8

Expenses *                         -856.4   -863.5    -874.3    -792.0   -846.5    -818.0    -849.8  -801.4    -922.3    -902.5
- in % of net sales                  20.6     22.5      23.0      24.9     20.7      23.9      25.0    26.8      22.1      25.8

Adjusted EBITDA                     536.0    485.2     483.6     451.2    538.5     500.9     484.7   396.0     616.8     492.2
- in % of net sales                  12.9     12.6      12.7      14.2     13.2      14.6      14.2    13.2      14.8      14.0

Depreciation                        -70.0    -58.8     -63.6     -68.5    -75.5     -70.7     -72.2   -74.7     -81.8     -78.6

Adjusted EBITA                      466.0    426.4     420.0     382.7    463.0     430.2     412.5   321.3     535.0     413.6
- in % of net sales                  11.2     11.1      11.1      12.0     11.3      12.6      12.1    10.7      12.8      11.8

Amortisation of goodwill **        -119.4   -120.6    -121.1    -123.8   -124.5    -124.1    -121.8  -123.7    -125.9    -128.7

Comparison distortion items           2.7     47.5       0.0     -13.5      2.0       0.0       0.0     3.6      -0.7      15.9
                                 -----------------------------------------------------------------------------------------------

EBIT                                349.3    353.3     298.9     245.4    340.5     306.1     290.7   201.2     408.4     300.8
--------------------------------------------------------------------------------------------------------------------------------

*   Excluding comparison distortion items
** Including amortisation of step-up values

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                    Page 17 (18)


CONSOLIDATED BALANCE SHEET

Amounts in SEK millions                                  2004             2003
--------------------------------------------------------------------------------

ASSETS

Non-current assets:
   Intangible assets                                    3,718.5         4,200.0

   Property, plant and equipment                        2,480.3         2,756.5

   Financial assets                                       601.4           670.7

Current assets
   Inventories                                          2,452.5         2,217.8

   Accounts receivable                                  2,613.3         2,463.3

   Other receivables                                    1,363.0         1,168.0

   Other current deposits                                 257.2           658.6

   Cash and bank                                          414.8           554.6

TOTAL ASSETS                                           13,901.0        14,689.5
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity                                    4,967.0         4,897.0

Minority interest                                         119.2           104.2

Provisions for:
   Pensions and similar commitments                       788.9           754.8
   Deferred taxes                                         760.3           817.0
   Other                                                  948.2           891.2
                                              ----------------------------------
                                                        2,497.4         2,463.0
Non-current liabilities:
   Liabilities to credit institutions                   1,262.7         2,427.0
   Bond loan                                            1,044.4         1,064.8
                                              ----------------------------------
                                                        2,307.1         3,491.8
Current liabilities:
   Liabilities to credit institutions                     239.4           103.7

   Accounts payable                                     1,349.6         1,199.4

   Advances from customers                                542.0           512.1

   Other liabilities                                    1,879.3         1,918.3

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES             13,901.0        14,689.5
--------------------------------------------------------------------------------

Alfa Laval AB (publ)                           Fourth quarter and full year 2004
                                                                    Page 18 (18)



CHANGES IN CONSOLIDATED EQUITY
Amounts in SEK millions

--------------------------------------------------------------------------------------------------------------

                                                       Jan 1 - Dec 31      Jan 1 - Dec 31      Jan 1 - Dec 31
                                                             2004                2003                2002
--------------------------------------------------------------------------------------------------------------
At the beginning of the period                               4,897.0             4,512.3              1,445.1
New issue of shares                                                -                   -              3,136.6
Dividends                                                     -446.7              -223.3                    -
Translation difference                                         -86.5               -37.8               -189.6
Net income for the period                                      603.2               645.8                120.2
                                                --------------------------------------------------------------
At the end of the period                                     4,967.0             4,897.0              4,512.3
--------------------------------------------------------------------------------------------------------------

The share capital of SEK 1,116,719,930 is divided into 111,671,993 shares at par value SEK 10.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                              Alfa Laval Special Finance AB


Date:  March 7, 2005                          By:  /s/ Thomas Thuresson
                                                 -----------------------
                                                 Thomas Thuresson
                                                 Chief Financial Officer